SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                        FLEXIINTERNATIONAL SOFTWARE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   338923 10 5
                                 (CUSIP Number)

                                Brian P. Friedman
                             Furman Selz SBIC, L.P.
                         55 East 52nd Street, 37th Floor
                          New York, New York 10055-0002
                                 (212) 309-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  2
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz SBIC, L.P.                                    13-3756825
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /  /

                                                               (b) / x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF            7     SOLE VOTING POWER
               SHARES           -----------------------------------------------
            BENEFICIALLY          8     SHARED VOTING POWER        1,462,680
              OWNED BY          -----------------------------------------------
                EACH              9     SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH          10     SHARED DISPOSITIVE POWER   1,462,680
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,462,680
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                      /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.3%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  3
----------------------------------        -------------------------------------
------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz SBIC Investments LLC                         13-3863604
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)  / /

                                                              (b)  /x/
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF           7     SOLE VOTING POWER
               SHARES         -------------------------------------------------
            BENEFICIALLY         8     SHARED VOTING POWER         1,462,680
              OWNED BY        -------------------------------------------------
                EACH             9     SOLE DISPOSITIVE POWER
             REPORTING        -------------------------------------------------
            PERSON WITH         10     SHARED DISPOSITIVE POWER    1,462,680
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,462,680
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                       /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.3%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  4
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Furman Selz Investments LLC                           13-3863171
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  / /

                                                           (b)  /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF            7     SOLE VOTING POWER
               SHARES          ------------------------------------------------
            BENEFICIALLY          8     SHARED VOTING POWER          1,462,680
              OWNED BY         ------------------------------------------------
                EACH              9     SOLE DISPOSITIVE POWER
             REPORTING         ------------------------------------------------
            PERSON WITH          10     SHARED DISPOSITIVE POWER     1,462,680
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,462,680
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                 /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.3%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  5
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Furman Selz Asset Management LLC                    13-4038444
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /

                                                               (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF, WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
             NUMBER OF            7     SOLE VOTING POWER
               SHARES            ----------------------------------------------
            BENEFICIALLY          8     SHARED VOTING POWER          1,474,180
              OWNED BY           ----------------------------------------------
                EACH              9     SOLE DISPOSITIVE POWER
             REPORTING           ----------------------------------------------
            PERSON WITH          10     SHARED DISPOSITIVE POWER     1,474,180
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,474,180
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                    /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  6
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING (U.S.) Financial Holdings Corporation               51-0262561
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)  / /

                                                               (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
           NUMBER OF             7     SOLE VOTING POWER
            SHARES             ------------------------------------------------
          BENEFICIALLY           8     SHARED VOTING POWER          1,474,180
           OWNED BY            ------------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
          REPORTING            ------------------------------------------------
          PERSON WITH           10     SHARED DISPOSITIVE POWER     1,474,180
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,474,180
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                            /  /
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  7
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Bank N.V.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) / /

                                                              (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                              /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
             NUMBER OF              7     SOLE VOTING POWER
              SHARES            -----------------------------------------------
            BENEFICIALLY            8     SHARED VOTING POWER        1,474,180
              OWNED BY          -----------------------------------------------
                EACH                9     SOLE DISPOSITIVE POWER
             REPORTING          -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER   1,474,180
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,474,180
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                   /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           BK
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  8
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ING Groep N.V.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) / /

                                                                (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
-------------------------------------------------------------------------------
             NUMBER OF               7     SOLE VOTING POWER
               SHARES            ----------------------------------------------
            BENEFICIALLY             8     SHARED VOTING POWER        1,474,180
              OWNED BY           ----------------------------------------------
                EACH                 9     SOLE DISPOSITIVE POWER
             REPORTING           ----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER   1,474,180
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,474,180
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.4%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  9
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Brian P. Friedman
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  / /

                                                              (b)  /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                 /  /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
             NUMBER OF              7     SOLE VOTING POWER           200,000
               SHARES            ----------------------------------------------
            BENEFICIALLY            8     SHARED VOTING POWER
              OWNED BY           ----------------------------------------------
                EACH                9     SOLE DISPOSITIVE POWER     200,000
             REPORTING           ----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           200,000
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  10
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James L. Luikart
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /

                                                                (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     / /
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
            NUMBER OF               7     SOLE VOTING POWER           100,000
             SHARES             -----------------------------------------------
            BENEFICIALLY            8     SHARED VOTING POWER
              OWNED BY          -----------------------------------------------
                EACH                9     SOLE DISPOSITIVE POWER     100,000
             REPORTING          -----------------------------------------------
            PERSON WITH            10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                                /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------------------        -------------------------------------
CUSIP No. 338923 10  5                    Page  11
----------------------------------        -------------------------------------
-------------------------------------------------------------------------------

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Terrence Quinn
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a) / /

                                                             (b) /x/
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                /  /
-------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
             NUMBER OF                7     SOLE VOTING POWER        34,091
              SHARES             ----------------------------------------------
            BENEFICIALLY              8     SHARED VOTING POWER
              OWNED BY           ----------------------------------------------
                EACH                  9     SOLE DISPOSITIVE POWER     34,091
             REPORTING           ----------------------------------------------
            PERSON WITH               10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           34,091
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

                                                             /  /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

          The statement on Schedule 13D, as originally filed on February 1, 1999 and subsequently amended on March 4, 1999, with respect to common stock, par value $0.01 per share ("Common Stock") of FlexiInternational Software, Inc., a Delaware corporation ("FlexiInternational" or the "Company"), is hereby amended as described herein.

ITEM 2.           IDENTITY AND BACKGROUND.

          Item 2 is hereby amended to remove certain entities as Reporting Persons from this Schedule 13D, to add other entities as Reporting Persons on this Schedule 13D, and to update certain information concerning the Reporting Persons as follows:

          1. The following table sets forth the names of entities no longer directly or indirectly beneficially owning shares of Common Stock. Such entities are removed as Reporting Persons from this Schedule 13D. Except where noted, all sales were open market sales occurring after March 4, 1999.


                           NAME                       SHARES SOLD OR TRANSFERRED
                           ----                       --------------------------
        ING Baring Furman Selz LLC                           2,032,180*
        ING Merger, Inc.                                     2,032,180*
        Saugatuck Partners L.P.                                100,000
        Saugatuck International Ltd.                             1,500
        Fairway Capital Partners L.P.                           52,000
        FSIP LLC                                                52,000**
        Furman Selz Capital Management LLC                      52,000**
        Furman Selz Management (BVI) Ltd.                        1,500**
        Edmund Hajim                                           101,000

Notes:     *   As of March 4, 1999, ING Merger, Inc. ("ING Merger") owned 100%
               of ING Baring Furman Selz LLC ("ING Baring"), and was deemed the beneficial owner of all Common Stock beneficially owned by ING
               Baring. At that time, ING Baring directly held 23,000 shares of Common Stock, and was deemed the indirect beneficial owner of 100,000 shares of Common Stock held by Saugatuck Partners L.P.
               and 1,500 shares of Common Stock held by Saugatuck International
               Ltd. All of these shares of Common Stock were subsequently sold on the open market. In addition, on March 4, 1999, ING Barings was the sole managing member and owner of 99% of the interests of Furman Selz Investments LLC, through which it was deemed the beneficial owner of 1,907,680 shares of Common Stock held by Furman Selz SBIC, L.P. Subsequent to that date, all of ING
               Baring's interests in Furman Selz Investments LLC, and the related beneficial ownership interests in the Common Stock held by Furman Selz SBIC, L.P., were transferred to ING Furman Selz
               Asset Management LLC.

           ** All shares of Common Stock were indirectly beneficially owned by the indicated entity.

          2. The following table sets forth additional Reporting Persons who are added to this Schedule 13D.


                         Citizenship or State of        Principal Occupation or
Name and Address         Incorporation/organization     Business
-----------------        --------------------------     ------------------------

Terrence Quinn           United States of America       Managing Director of ING
                                                        Furman Selz Asset
                                                        Management LLC

          3. The following table provides updated information about each of the Reporting Persons.

                             Citizenship or State of      Principal Occupation
Name and Address             Incorporation/organization   or Business
----------------------       --------------------------   -------------------
Furman Selz SBIC, L.P.                Delaware            Small Business
("Furman Selz SBIC")                                      Investment Company
55 East 52nd Street,
37th Floor
New York, NY 10055-0002

Furman Selz SBIC Investments
LLC
("FS SBIC Investments")               Delaware            Holding Company
55 East 52nd Street,
37th Floor
New York, NY 10055-0002

Furman Selz Investments LLC           Delaware            Holding Company
("FS Investments")
55 East 52nd Street,
37th Floor
New York, NY 10055-0002

ING Furman Selz Asset                 Delaware            Holding Company
Management LLC
("ING FS Management")
230 Park Avenue
New York, NY  10169

ING (U.S.) Financial Holdings         Delaware            Holding Company
Corporation
("ING (U.S.)")
135 East 57th Street
New York, New York  10022

ING Bank N.V.                         The Netherlands     Bank
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                        The Netherlands     Insurance Company
("ING Groep")
Strawinskylaan 2631
1077 ZZ Amsterdam

Brian P. Friedman                     United States       President of Furman
55 East 52nd Street,                  of America          Selz SBIC
37th Floor                                                Investments, LLC
New York, NY 10055-0002                                   and Furman Selz
                                                          Investments, LLC

James L. Luikart                      United States       Executive Vice
55 East 52nd Street, 37th Floor       of America          President of Furman
New York, NY 10055-0002                                   Selz SBIC Investments,
                                                          LLC and Furman Selz
                                                          Investments, LLC

Terrence Quinn                        United States       Managing Director of
230 Park Avenue                       of America          ING Furman Selz Asset
New York, NY 10169                                        Management LLC


          The Executive Board of ING Groep is the following:

                  E. Kist                            Chairman
                  C. Maas                            Chief Financial Officer
                  M. Tilmant                         Vice Chairman
                  F. S. Hubbel
                  J. H. M. Lindenbergh
                  A. H. G. Rinnooy Kan
                  D. Robbins

          The Executive Board of ING Bank is the following:

                  E. Kist                            Chairman
                  C. Maas                            Chief Financial Officer
                  M. Tilmant                         Vice Chairman
                  F. S. Hubbel
                  J. H. M. Lindenbergh
                  A. H. G. Rinnooy Kan
                  D. Robbins

          The directors and executive officers of ING (U.S.) Financial Holdings Corporation are the following:

Directors:
                  Michael Petrycki
                  Wietze Prinsen
                  Bart Staal

Officers:
                  Fernando Gentil                    President
                  Bart  Staal                        Executive Vice President
                  Joseph Kaminsky                    Senior Vice President
                  Benjamin Emanuel                   Vice President
                  David Rutkin                       Vice President
                  Andrew W. Druch                    General Counsel, Secretary
                                                     and Managing Director
                  Edward Chow                        Assistant Secretary
                  Patrick Murphy                     Assistant Secretary
                  Mark Seffinger                     Assistant Secretary


          ING Groep owns 100% of ING Bank, which owns 100% of ING (U.S.), which owns 100% of ING FS Management, which is the sole managing member and owner of 100% of the interests of FS Investments, which is the sole managing member and owner of 100% of the interests of FS SBIC Investments. FS SBIC Investments is the sole general partner of Furman Selz SBIC, which directly owns 1,462,680 shares of Common Stock.

          ING FS Management directly owns 11,500 shares of Common Stock.

          Brian P. Friedman directly owns 200,000 shares of Common Stock and is the President of FS Investments and FS SBIC Investments.

          James L. Luikart directly owns 100,000 shares of Common Stock and is the Executive Vice President of FS Investments and FS SBIC Investments.

          Terrence Quinn directly owns 34,091 shares of Common Stock and is a Managing Director of ING FS Management.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following thereto:

          The funds for the purchase of shares of Common Stock owned by ING FS Management were provided from working capital.

          The funds for the purchase of shares of Common Stock owned by Terrence Quinn were provided from personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following thereto:

          In January 2000, Brian P. Friedman ceased to serve as a director of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) Items 5(a) and 5(b) are hereby amended and restated as follows:


                      NUMBER OF SHARES
                      BENEFICIALLY        SHARED VOTING     SHARED INVESTMENT   SOLE VOTING    SOLE INVESTMENT     PERCENTAGE OF
NAMED                 OWNED                POWER             POWER              POWER          POWER               CLASS
----                  -----------------   -------------     -----------------   ------------   ---------------     --------------
Furman Selz SBIC          1,462,680          1,462,680        1,462,680                                               8.3%
FS SBIC Investments       1,462,680          1,462,680        1,462,680                                               8.3%
FS Investments            1,462,680          1,462,680        1,462,680                                               8.3%
ING FS Management         1,474,180          1,474,180        1,474,180                                               8.4%
ING (U.S.)                1,474,180          1,474,180        1,474,180                                               8.4%
ING Bank                  1,474,180          1,474,180        1,474,180                                               8.4%
ING Groep                 1,474,180          1,474,180        1,474,180                                               8.4%
Brian P. Friedman           200,000                                             200,000           200,000             1.2%
James L. Luikart            100,000                                             100,000           100,000             0.6%
Terrence Quinn               34,091                                              34,091            34,091             0.2%


          As of October 26, 1999, the Company had 17,588,008 shares of Common Stock outstanding.

          See the answer to Item 2 hereof for information regarding persons with whom the power to vote or dispose of shares of Common Stock is shared.


         (c)  Item 5(c) is hereby amended to add the following thereto:

          The following table sets forth information concerning open-market sales by Furman Selz SBIC of Common Stock over the period beginning January 13, 2000 and ending March 14, 2000:

             DATE                     NUMBER OF SHARES SOLD    PRICE (PER SHARE)
             ----                     ---------------------    -----------------
         January 13, 2000                  10,000                   $1.6875
         January 31, 2000                  50,000                   $1.1875
         February 11, 2000                 30,000                   $1.3541
         February 29, 2000                 10,000                   $1.1875
         March 3, 2000                     40,000                   $1.0508
         March 8, 2000                    157,500                   $1.4325
         March 9, 2000                     42,500                   $1.8272
         March 10, 2000                    75,000                   $1.5000
         March 13, 2000                    10,000                   $1.3750
         March 14, 2000                    20,000                   $1.2813


          (e) Item 5(e) is hereby amended to add the following thereto:

          See response to Item 1.

ITEM 7.     MATERIAL FILED AS EXHIBITS.                              PAGE
------      --------------------------

   A.       Joint Reporting Agreement and Power of Attorney on
            Behalf of Each Reporting Person...................       21

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March ___, 2000


                                        FURMAN SELZ SBIC, L.P.


                                        By: /s/ BRIAN P. FRIEDMAN
                                           ------------------------------
                                           Name:  Brian P. Friedman
                                           Title: President of General Partner


                                        FURMAN SELZ SBIC INVESTMENTS, LLC


                                        By: /s/ BRIAN P. FRIEDMAN
                                           -------------------------------
                                           Name:  Brian P. Friedman
                                           Title: President


                                        FURMAN SELZ INVESTMENTS, LLC


                                        By: /s/ BRIAN P. FRIEDMAN
                                           ------------------------------
                                           Name:  Brian P. Friedman
                                           Title: President


                                        ING FURMAN SELZ ASSET
                                        MANAGEMENT LLC


                                        By: /s/ ROBERT MILLER
                                           ------------------------------
                                           Name:  Robert Miller
                                           Title: Vice President


                                        ING (U.S.) FINANCIAL HOLDINGS
                                        CORPORATION


                                        By: /s/ ANDREW W. DRUCH
                                           -------------------------------
                                           Name:  Andrew W. Druch
                                           Title: Secretary


Dated: March ___, 2000


                                        ING BANK N.V.


                                        By: /s/ J. H. J. HOUBEN
                                           ----------------------------
                                           Name:  J.H.J. Houben
                                           Title: Managing Principal


                                        By: /s/ P. F. M. VAN LIEROP
                                           -------------------------------
                                           Name:  P.F.M. Van Lierop
                                           Title: Senior Legal Advisor


                                        ING GROEP N.V.


                                        By: /s/ J.H.J. HOUBEN
                                           ----------------------------
                                           Name:  J.H.J. Houben
                                           Title: Managing Principal


                                         /s/ BRIAN P. FRIEDMAN
                                        --------------------------------
                                             Brian P. Friedman


                                         /s/ JAMES L. LUIKART
                                        ---------------------------------
                                             James L. Luikart


                                        /s/ TERRENCE QUINN
                                       -----------------------------------
                                            Terrence Quinn

                                                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY


          WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

          NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. Each of Furman Selz Investments LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V. and ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Furman Selz Investments LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V. and ING Groep N.V. further grant Robert Miller authority, as attorney-in-fact, to execute, deliver, or file on behalf of it any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as he should, in his discretion, deem appropriate.

          6. Each of Brian P. Friedman and James L. Luikart hereby appoints Brian P. Friedman and James L. Luikart, and each of them, as attorney-in-fact with authority to execute and deliver on his behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by him pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Brian P. Friedman and James L. Luikart further grant Brian
P. Friedman and James L. Luikart, and each of them, authority, as attorney-in-fact, to execute, deliver, or file on his behalf any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as the attorney-in-fact should, in his discretion, deem appropriate.

          7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  March ___, 2000


                                       FURMAN SELZ INVESTMENTS, LLC


                                       By: /s/ BRIAN P. FRIEDMAN
                                          ------------------------------
                                          Name:  Brian P. Friedman
                                          Title: President


                                       ING FURMAN SELZ ASSET
                                       MANAGEMENT LLC


                                       By: /s/ ROBERT MILLER
                                          ------------------------------
                                          Name:  Robert Miller
                                          Title: Vice President


                                       ING (U.S.) FINANCIAL HOLDINGS
                                       CORPORATION


                                       By: /s/ ANDREW W. DRUCH
                                          ------------------------------
                                          Name:  Andrew W. Druch
                                          Title: Secretary


                                       ING BANK N.V.


                                       By: /s/ J. H. J. HOUBEN
                                          ------------------------------
                                           Name:  J.H.J. Houben
                                           Title: Managing Principal


                                       By: /s/ P. F. M. VAN LIEROP
                                          --------------------------------
                                           Name:  P.F.M. Van Lierop
                                           Title: Senior Legal Advisor


                                       ING GROEP N.V.


                                       By: /s/ J.H.J. HOUBEN
                                          --------------------------------
                                           Name:  J.H.J. Houben
                                           Title: Managing Principal


                                       /s/ BRIAN P. FRIEDMAN
                                      ---------------------------------
                                           Brian P. Friedman


                                       /s/ JAMES L. LUIKART
                                      ---------------------------------
                                           James L. Luikart


                                      /s/ TERRENCE QUINN
                                     ----------------------------------
                                          Terrence Quinn